UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 27)*
Associated Banc-Corp

(Name of Issuer)
Common Stock, Par Value $0.01

(Title of Class of Securities)
045487105

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑ Rule 13d-1 (b)
☐Rule 13d-1 (c)
☐Rule 13d-1 (d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on the following pages)

CUSIP No.	045487105	Page	2	of	7 Pages

1	NAMES OF REPORTING PERSONS Associated Banc-Corp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Wisconsin Corporation

	5	SOLE VOTING POWER

NUMBER OF		6,241,417

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		57,495

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,980,919

WITH	8	SHARED DISPOSITIVE POWER

		348,455

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,329,374

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.77%

12	TYPE OF REPORTING PERSON*

	HC
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	045487105	Page	3	of	7 Pages

1	NAMES OF REPORTING PERSONS Associated Trust Company, National Association

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Federally Chartered Trust Company Bank

	5	SOLE VOTING POWER

NUMBER OF		6,241,417

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		57,495

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,980,919

WITH	8	SHARED DISPOSITIVE POWER

		348,455

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,329,374

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.77%

12	TYPE OF REPORTING PERSON*

	BK
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	045487105	Page	4	of	7 Pages
Item 1

(a)	Name of Issuer	Associated Banc-Corp

(b)	Address of Issuer’s Principal Executive Offices	1200 Hansen Road, Green Bay, WI 54304
Item 2

(a)	Name of Person Filing	Associated Banc-Corp
Associated Trust Company, National Association

(b)	Address or Principal Business Office or, if none, Residence	1200 Hansen Road, Green Bay, WI 54304

(c)	Citizenship	Associated Banc-Corp — Wisconsin Corporation
Associated Trust Company, National Association — Federally Chartered Trust Company Bank

(d)	Title of Class of Securities	Common Stock, Par Value $0.01

(e)	CUSIP Number	045487105
Item 3 If this statement is filed pursuant to §240.13d-1(b) or §240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act

(b)	☑	Bank as defined in section 3(a)(6) of the Act

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g)	☑	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 USC 1813)

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)	☑	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No.	045487105	Page	5	of	7 Pages
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Associated Banc-Corp — 7,329,374
Associated Trust Company, National Association — 7,329,374

(b)	Percent of Class:

Associated Banc-Corp — 5.77%
Associated Trust Company, National Association — 5.77%

(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:

Associated Banc-Corp — 6,241,417
Associated Trust Company, National Association — 6,241,417

(ii) shared power to vote or to direct the vote:

Associated Banc-Corp — 57,495
Associated Trust Company, National Association — 57,495

(iii) sole power to dispose or to direct the disposition of:

Associated Banc-Corp — 6,980,919
Associated Trust Company, National Association — 6,980,919

(iv) shared power to dispose or to direct the disposition of:

Associated Banc-Corp — 348,455
Associated Trust Company, National Association — 348,455

CUSIP No.	045487105	Page	6	of	7 Pages
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund, or endowment fund is not required.
     Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
     The parent holding company, Associated Banc-Corp, owns all the shares of a number of constituent corporations, including Associated Trust Company, National Association, which is a banking institution subject to the supervision of the Comptroller of the Currency.
Item 8. Identification and Classification of Members of the Group.
If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.
     See Exhibit A
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No.	045487105	Page	7	of	7 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: February 05, 2008

ASSOCIATED BANC-CORP

By:	/s/ Brian R. Bodager Brian R. Bodager
Chief Administrative Officer,
General Counsel and Corporate Secretary

ASSOCIATED TRUST COMPANY, NATIONAL ASSOCIATION

By:	/s/ Mark J. McMullen
Mark J. McMullen
Chairman and Chief Executive Officer

EXHIBIT LIST
EXHIBIT A ITEM 8 STATEMENT

EXHIBIT B JOINT FILING AGREEMENT